DELTA INTERNATIONAL OIL & GAS INC.

8655 East Via de Ventura, Suite F127,

Scottsdale, AZ85258

September 30, 2014

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Delta International Oil & Gas Inc.
SEC Comment Letter dated September 23, 2014
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 15, 2014
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta International Oil & Gas Inc. (the “Company”) to the comments set forth in your comment letter dated September 23, 2014 (“Comment Letter”)on the Form 10-K for the year ended December 31, 2013 (the “2013 10-K”), filed under the Securities Exchange Act of 1934, as amended.

With this response letter, the Company is filing Amendment No. 1 to the 2013 10-K (“Amendment No. 1”), which includes a complete refiling of the 2013 10-K, other than the XBRL exhibits, with the two additional exhibits and corrected certification requested in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 1

1.	Additional Exhibits. The Company with Amendment No. 1 has filed the two additional heretofore unfiled exhibits that it believes are material, i.e., the agreement with Principle Petroleum Limited and Mr. Sherman’s employment agreement. The Company confirms that it will in future filings file material agreements to which it may become a party.

Exhibit 32.1

2.	Corrected Certification. Exhibit 32.1 as filed with Amendment No. 1 has been corrected as per the comment in the Comment Letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA INTERNATIONAL OIL & GAS INC.

By:	/s/ Malcolm W. Sherman
Malcolm W. Sherman
Chief Executive Officer

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